UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Horizon Group Properties, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH  44122-5525  (216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-1(b)
(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)













1	Name of Reporting Person	Howard Amster


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			 53,639
Beneficially
Owned By Each	8	Shared Voting		172,728
Reporting Person
With			9	Sole Dispositive		 53,639

			10	Shared Dispositive	172,728

11	Aggregate Amount Beneficially Owned		191,449


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 6.67 %


14	Type of Reporting Person 			IN




















1	Name of Reporting Person	Howard M. Amster
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			12,700
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		12,700

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		12,700


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .44 %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds 			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			30,100
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		30,100

			10 	Shared Dispositive

11	Aggregate Amount Beneficially Owned		30,100


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.049 %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Amster Limited Partnership


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		574
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	574

11	Aggregate Amount Beneficially Owned		574


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .02 %


14	Type of Reporting Person			PN























1	Name of Reporting Person	Amster Trading Company


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			107,143
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		107,143

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		107,143


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  3.732 %


14	Type of Reporting Person			CO





















1	Name of Reporting Person	Amster Trading Company
						Charitable Remainder Unitrusts

2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			21,127
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		21,127

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		21,127


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .74 %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Tamra F. Gould


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			IN






















1	Name of Reporting Person	Gould Trading Company


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lake Apts Corp


2	If a member group			a)  / /
						b)  /X/

3	SEC Use Only

4	Source of Funds 			WO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35

11	Aggregate Amount Beneficially Owned		35


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .00%


14	Type of Reporting Person			CO























1	Name of Reporting Person	Pleasant Lakes Apts
						Limited Partnership

2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds 			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,049
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,049

11	Aggregate Amount Beneficially Owned		1,049


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11  .04 %


14	Type of Reporting Person			PN






















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		29,009


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.011 %


14	Type of Reporting Person			BD






















There are no changes to the Schedule 13D, Amendment 1,Amendment 2, except as set forth in this 3nd amendment.

Howard Amster has been appointed successor trustee to the Howard M Amster Charitable Remainder Unitrust,
Howard Amster and Tamra F. Gould Charitable Remainder, Amster Trading Company Charitable Remainder Unitrusts on April 30, 2001. Mr. Amster can be deemed to have sole voting and sole dispositive over these trusts. Mr. Amster disclaims beneficial ownership of the securities owned by these trusts.


	4(d).	Mr. Amster has entered into an Agreement with Horizon Group
Properties, Inc. ("Horizon"); John C. Loring; and Robert M. Schwartzberg dated as of May 4, 2001 in settlement of a lawsuit filed by Horizon against Messrs. Amster, Loring and Schwartzberg in connection with a proposed proxy solicitation contest for the election of directors of Horizon at the 2001 annual meeting of shareholders. Under the Agreement, promptly after the 2001 annual meeting of shareholders, Horizon has agreed to increase the size of the Board to six members and appoint
Mr. Amster as a director for a term expiring at the annual meeting of shareholders in 2002. In addition, Mr. Amster is to become a member of a newly-formed Executive Committee of Horizon along with Gary Skoien, President and Chief Executive Officer of Horizon. Horizon also has agreed to nominate and support Mr. Amster as a director for a subsequent three-year term at Horizon's annual meeting in 2002.
Until June 30, 2002 and thereafter during Mr. Amster's tenure on the Board until June 30,2003, Mr Amster has agreed to certain restrictions in his activities involving Horizon, as described in the Exhibit attached hereto and incorporated herein by reference.


	6.	Under the Agreement, Mr. Amster has granted an irrevocable
proxy (on behalf of himself and his affiliates) to two officers of Horizon to vote the Horizon shares beneficially owned by him for the elections of Gary Skoien and Michael Reschke, as directors at the 2001 annual meeting and in respect of any other matter brought before the meeting by persons other than on behalf of Horizon. In addition, so long as Mr. Amster is included in Horizon's slate of director nominees for Horizon's 2002 annual meeting and the meeting occurs no later than June 30,2002, Mr. Amster has agreed to vote the shares of Horizon beneficially owned by him in favor of Horizon's slate of director nominees at the 2002 annual meeting and to grant an irrevocable proxy for the election of such directors.














	7.	Exhibit.

		Agreement dated as of May 4, 2001 among Horizon Group Properties, Inc.; Howard M. Amster; John C. Loring and Robert M.
Schwartzberg.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date	5/08/01


Howard Amster


Howard M. Amster Charitable
Remainder Unitrust


Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust


Amster Limited Partnership


Amster Trading Company


Amster Trading Company
Charitable Remainder Unitrusts


Tamra F. Gould


Gould Trading Company


Pleasant Lake Apts Corp


Pleasant Lake Apts Limited Partnership


Ramat Securities Ltd









EXECUTION COPY

	AGREEMENT

		This AGREEMENT ("Agreement"), dated as of May 4, 2001, by and among
Horizon Group
Properties, Inc., a corporation organized and existing under the laws of
Maryland (the "Company"), Howard M. Amster
("Amster"), John C. Loring ("Loring") and Robert M. Schwartzberg
("Schwartzberg," and together with Amster and
Loring, the "Stockholders").

		WHEREAS, the Stockholders are presently the beneficial owners of shares of Common Stock of the Company having a par value of one cent per share ("Common Stock");

		WHEREAS, the Stockholders have expressed their desire to expand the
Company's Board of
Directors (the "Board") by an additional member who is not presently an officer or director of the Company in
accordance with the terms hereof;

		WHEREAS, in view of the foregoing and in consideration of the mutual agreements contained in this
document, the Company is prepared to expand the Board and to appoint Amster to the Board in accordance with the
terms hereof.

		NOW, THEREFORE, in consideration of the mutual agreements contained herein, and intending to
be legally bound hereby, the parties hereto agree as follows:

		Section 1.	The Company's Representations and Warranties.

		The Company represents and warrants to each of the Stockholders as follows:

			(a)	Authority.  The Company has the power and authority to
execute, deliver and carry
out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and has taken
all necessary action to authorize the execution, delivery and performance of this Agreement.

			(b)	Enforceability.  This Agreement has been duly executed
and delivered by the
Company, and, assuming due and valid authorization, execution and delivery hereof by each of the Stockholders,
constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its
terms.






			(c)	Consents and Approvals; No Violation.  The execution and
delivery of this
Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of
any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other
similar right of any other party under, the Articles of Amendment and
Restatement (the "Articles") or, except as
contemplated by Section 5(a), the Amended and Restated By-Laws (the "By-Laws")
of the Company, any law, rule or
regulation or any agreement, lease, mortgage, note, bond, indenture, license or other document or undertaking, to which
the Company is a party or by which the Company or its properties may be bound, nor will such execution, delivery and
consummation violate any order, writ, injunction or decree of any federal, state, local or foreign court, administrative agency or
governmental or regulatory authority or body
(each, an "Authority") to which the Company or any
of its properties is subject, the effect of any of
which, either individually or in the aggregate,
would impair in any material respect the ability of the Company to perform its obligations hereunder.

		Section 2.	Amster's Representations and Warranties.

		Amster represents and warrants to the Company as follows:

			(a)	Authority.  Amster has the legal capacity and the power
and authority to execute,
deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated
hereby.

			(b)	Enforceability.  This Agreement has been duly executed
and delivered by Amster,
and, assuming due and valid authorization, execution and delivery hereof by the
Company, constitutes a legal, valid
and binding agreement of Amster, enforceable against Amster in accordance with its terms.  No trust of which Amster
is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the
consummation of the transactions contemplated hereby.














			c)	Representation of Ownership.  Amster beneficially owns,
as of the date of this
Agreement, the shares of Common Stock set forth in the Schedule 13D filed with the Securities and Exchange
Commission on April 27, 2001 attached hereto as Schedule 2(c) (the "Amster
Schedule 13D").  Except as set forth in
the Amster Schedule 13D, neither Amster nor any of his affiliates or associates
(for the purposes of this Agreement, the
terms "affiliates" and "associates" shall be defined as such terms are defined by Rule 12b-2 of Regulation 12B under
the Securities Exchange Act of 1934, as amended ("1934 Act"), except that
"associates" shall be deemed to exclude
organizations of which a person is a partner or member in which such partner or member holds, directly or indirectly, less than
a 5% beneficial interest), (i) beneficially owns any
equity securities of the Company entitled to vote at any
meeting of stockholders of the Company ("Voting Securities")
or (ii) possesses any rights to acquire any Voting Securities.

			(d)	Consents and Approvals; No Violation.  The execution and
delivery of this
Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of
any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other
similar right of any other party under any law, rule or regulation, or any agreement, lease, mortgage, note, bond,
indenture, license or other document or undertaking, to which Amster is a party or by which Amster or his properties
may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any
Authority to which Amster or any of his properties is
subject, the effect of any of which, either individually
or in the aggregate, would impair in any material
respect the ability of Amster to perform his
obligations hereunder.

		Section 3.	Loring's Representations and Warranties.

		Loring represents and warrants to the Company as follows:

			(a)	Authority.  Loring has the legal capacity and the power
and authority to execute,
deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated
hereby.







			(b)	Enforceability.  This Agreement has been duly executed
and delivered by Loring,
and, assuming due and valid authorization, execution and delivery hereof by the
Company, constitutes a legal, valid
and binding agreement of Loring, enforceable against Loring in accordance with its terms.  No trust of which Loring is
a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the
consummation of the transactions contemplated hereby.

			(c)	Representation of Ownership.  Loring beneficially owns,
as of the date of this
Agreement, the shares of Common Stock set forth in the Schedule 13D filed with the Securities and Exchange
Commission on April 6, 2001 attached hereto as Schedule 3(c) (the "Loring
Schedule 13D").  Except as set forth in the
Loring Schedule 13D, neither Loring nor any of his affiliates or associates (i)
beneficially owns any Voting Securities
or (ii) possesses any rights to acquire any Voting Securities.

			(d)	Consents and Approvals; No Violation.  The execution and
delivery of this
Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of
any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other
similar right of any other party under any law, rule or regulation, or any agreement, lease, mortgage, note, bond,
indenture, license or other document or undertaking, to which Loring is a party or by which Loring or his properties
may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any Authority
to which Loring or any of his properties is subject,
the effect of any of which, either individually or in the
aggregate, would impair in any material respect the
ability of Loring to perform his obligations hereunder.

		Section 4.	Schwartzberg's Representations and Warranties.

		Schwartzberg represents and warrants to the Company as follows:

			(a)	Authority.  Schwartzberg has the legal capacity and the
power and authority to execute, deliver and carry
out the terms and provisions of this Agreement and to
consummate the transactions contemplated hereby.

			(b)	Enforceability.  This Agreement has been duly executed
and delivered by
Schwartzberg, and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a
legal, valid and binding agreement of Schwartzberg, enforceable against
Schwartzberg in accordance with its terms.
No trust of which Schwartzberg is a trustee requires the consent of any beneficiary to the execution and delivery of this
Agreement or to the consummation of the transactions contemplated hereby.

			(c)	Representation of Ownership.  Schwartzberg beneficially
owns, as of the date of
this Agreement, the shares of Common Stock set forth in the Schedule 13D filed with the Securities and Exchange Commission on
April 20, 2001 attached hereto as Schedule 4(c) (
the "Schwartzberg Schedule 13D," and together with
the Amster Schedule 13D and the Loring Schedule 13D,
the "Schedule 13Ds").  Except as set forth in the
Schwartzberg Schedule 13D, neither Schwartzberg nor
any of his affiliates or associates (i) beneficially
owns any Voting Securities
or (ii) possesses any rights to acquire any Voting Securities.

			(d)	Consents and Approvals; No Violation.  The execution and
delivery of this
Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of
any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other
similar right of any other party under any law, rule or regulation, or any agreement, lease, mortgage, note, bond,
indenture, license or other document or undertaking, to which Schwartzberg is a party or by which Schwartzberg or his
properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or
decree of any Authority to which Schwartzberg or any of his properties is subject, the effect of any of which, either
individually or in the aggregate, would impair in any material respect the ability of Schwartzberg to perform his
obligations hereunder.

		Section 5.	Termination of Proxy Contest.  Each of Loring and
Schwartzberg agrees that his
execution and delivery of this Agreement hereby constitutes notice to the Company of his withdrawal from consideration as a nominee to the Board at the 2001 Meeting and his termination of the proxy solicitation in respect of such meeting.
Each of the Stockholders agrees to take any and all other actions under the 1934 Act and otherwise that may be required to fully effectuate the foregoing.







		Section 6.	Stockholders' Board Representation.

			(a)	Board Composition.  Subject to the terms and conditions
set forth in this
Agreement, the Company promptly after, but in no event later than five (5)
business days after, the Company's 2001
annual meeting of stockholders (the "2001 Meeting"), shall cause the Board to amend the By-Laws to increase the size
of the Board to six (6) members and cause at that time (i) Amster to be appointed to fill the newly created vacancy to
the Board and (ii) the creation of an executive committee of the Board (the
"Executive Committee") whose initial members will
be Gary J. Skoien and Amster.  Provided that he continuously serves as a Board member during this time, Amster shall
be entitled to serve as a member of such executive committee
(or successor or comparable committee) until at least
the Company's 2002 annual meeting of stockholders.

			(b)	Amster's Term.  Amster will serve in the class of
directors with terms expiring at
the Company's annual meeting in 2002. Subject to applicable law and so long as each of the Stockholders is in compliance with such Stockholder's obligations under this Agreement and Amster has the legal capacity to serve as a director, the Company agrees to nominate Amster as part of the Company's slate of nominees for a subsequent three (3) year term at the Company's annual meeting in 2002 and to support such nomination. For so long as Amster serves as a director of the Company, except as otherwise provided in this Agreement, Amster shall be entitled to all of the rights and powers, and shall be subject to all of the obligations, as a director of the Company.

		Section 7.	Grant of Irrevocable Proxy; Agreement to Vote Shares of
Common Stock, Etc.

			(a)	Each Stockholder hereby irrevocably grants to, and
appoints, Gary J. Skoien and
David R. Tinkham, in their respective capacities as officers of the Company, and any individual who shall hereafter succeed to any such office of the Company, and each of them individually, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such shares of Common Stock for the election of Gary J. Skoien and Michael W. Reschke as directors of the Company at the 2001
Meeting and in respect of any other matters that may be brought before the 2001 Meeting by persons other than on behalf of the Company.

			(b)	Each Stockholder represents that any proxies heretofore
given in respect of such
shares of Common Stock are not irrevocable, and that
any such proxies are hereby revoked.



			(c)	Each Stockholder hereby affirms that the irrevocable
proxy set forth in this Section
7 is coupled with an interest and may under no circumstances be revoked.  Such
Stockholder hereby ratifies and
confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof.  Such irrevocable proxy
is executed and intended to be irrevocable in accordance with the provisions of
Section 2507(d)(1) of the Maryland
General Corporation Law.

			(d)	So long as Amster is included in such slate of nominees
and the Company's 2002
annual meeting of stockholders occurs no later than June 30, 2002 (i) each
Stockholder hereby agrees to vote all of the
shares of Common Stock then beneficially owned by such Stockholder in favor of the Company's  slate of nominees at
the Company's annual meeting of stockholders in 2002, and (ii) if requested by the Company, each Stockholder will
irrevocably grant such Stockholder's proxy and
attorney-in-fact for the election
of the Company's slate of nominees at
such annual meeting.

		Section 8.	Restrictions on Stockholders' Transfer of Common Stock.
Each Stockholder
severally agrees with, and covenants to, the Company that prior to the 2001
Meeting such Stockholder shall not, except
as contemplated by the terms of this Agreement, (i) transfer (which term shall include, without limitation, for the
purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such
Stockholder's shares of Common Stock or any interest therein, (ii) enter into any contract, option or other agreement of
understanding with respect to any transfer of any or all of such shares or any interest therein, (iii) grant any proxy,
power-of-attorney or other authorization in or
with respect to such shares, (iv)
deposit such shares into a voting trust or
enter into a voting agreement or arrangement with respect to such shares or (v)
take any other action that would in any
way restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated hereby.

		Section 9.	Restrictions on Certain Other Actions.

		Subject to the provisions contained in the last paragraph of this
Section 9, each Stockholder severally
agrees that until June 30, 2002 and, in the case of Amster, if longer, until the earlier of the date that Amster no longer serves as a member of the Board or June 30, 2003, except (i) upon the prior written invitation of a majority of the Board other than Amster (hereinafter referred to as the "Disinterested Majority of the Board") or (ii) as otherwise contemplated or permitted by this Agreement, the Stockholders will not and will not permit any affiliate or associate of the Stockholders to:




 			(a)	make, or in any way participate in, any "solicitation"
of "proxies" (as such terms
are defined or used in Regulation 14A under the 1934 Act) with respect to any equity securities of the Company
(including by the execution of actions by written consent), become a
"participant" in any "election contest" (as such
terms are defined or used in Regulation 14A under the 1934 Act) with respect to the Company or seek to advise,
encourage or influence any person or entity with respect to the voting of any equity securities of the Company;

			(b)	initiate or propose or otherwise solicit or participate
in the solicitation of
stockholders for the approval of, one or more stockholder proposals (including, without limitation, any proposal in
respect of the nomination or election of directors) relating to the Company
(whether pursuant to Rule 14a-8 under the
1934 Act  or otherwise) or knowingly induce any other individual or entity to initiate any stockholder proposal
(including, without limitation, any proposal in respect of the nomination or election of directors) relating to the
Company;

			(c)	except as reflected in the Schedule 13Ds, form, join or
in any way participate in a
"group," act in concert with any other person or entity or otherwise take any action or actions which would cause it to
be deemed to be part of a "group" (for purposes of Section 13(d) of the 1934
Act), with respect to any equity securities
of the Company;

			(d)	initiate, participate in or encourage the calling of a
special meeting of stockholders
of the Company;

			(e)	participate in or encourage the formation of any group
which owns or seeks or
offers to acquire beneficial ownership of any equity securities of the Company or rights to acquire such securities or
which seeks or offers to affect control of the Company or for the purpose of circumventing any provision of this
Agreement;

			(f)	solicit, seek or offer to effect, negotiate with, or
make any statement or proposal,
whether written or oral, either alone or in concert with others, to the Board, to any director or officer of the Company,
or to any other stockholder of the Company, or otherwise formulate any plan or proposal or make any public
announcement, proposal, offer or filing under the 1934 Act, any similar  or successor statute or otherwise, or take
action to cause the Company to make any such filing, with respect to:  (A) any form of business combination or
transaction involving equity securities of the Company including, without limitation, a merger, tender offer, exchange
offer or liquidation of the Company's assets; (B) any form of restructuring, recapitalization or similar transaction with
respect to the Company or any affiliate thereof, including, without limitation, a merger, exchange offer or liquidation of
the Company's assets; (C) any acquisition or disposition of assets material to the Company; (D) any request to amend, waive or
terminate the provisions of
this Agreement; or (E) any proposal or
other statement inconsistent with the terms and intent of the Agreement;
provided, however, that the Stockholders and
their affiliates and associates may discuss the affairs and prospects of the
Company, the status of the Stockholders'
investments in the Company and any of the matters described in clauses (A)
through (E) of this paragraph at any time,
and from time to time, with (i) each other and with their outside legal and financial advisors or (ii) any member of the
Board who is also an officer of the Company on an informal, cooperative basis, in each case if as a result of any such
discussions the Stockholders are not required to make, and otherwise do not make, any public announcement or filing
under the 1934 Act otherwise prohibited by this Agreement as a result thereof;
provided further, however, that this
provision shall not prevent Amster, for so long
as Amster is a member of the Board, from participating in, or otherwise seeking to affect the outcome of, discussions
and votes of the Board with respect to matters coming before it; or

			(g)	otherwise act (or permit any investment banker,
attorney, accountant or any other
representative retained by them to take any action as part of such retention), alone or in concert with others (including by providing financing for another party), to seek or offer to control or influence, in any manner, the management, Board or policies of the Company; provided, however, that this provision shall not prevent Amster, for so long as Amster is a member of the Board, from participating in, or otherwise seeking to affect the outcome of, discussions and votes of the Board with respect to matters coming before it or from engaging in the activities permitted by the first proviso contained in Section 9(f);




			(h)	knowingly instigate or encourage any third party to take
any of the actions
enumerated in this Section 9.

		Notwithstanding the foregoing, the restrictions on activities contained in this Section 9 shall not apply to (i) Loring or Schwartzberg in the event that Amster both is removed without cause from the Executive Committee and is not appointed to a successor or comparable committee of the Board or (ii) any of the Stockholders in the event that the size of the Board is increased to more than eight (8) members (except to the extent of any increase due to contractual arrangements with lenders to and/or other investors in the Company).
Nothing contained in this Section 9
shall prohibit Amster, acting in his capacity as a member of the Board, from taking any action which would be required to be taken by Amster in the exercise of his fiduciary duties as a director under applicable law or any other action which may be specifically authorized by the Board or an officer of the Company.

		Section 10.	Mutual Non-Disparagement Covenant, Etc.

			(a)	Until June 30, 2002 and subject to the terms and
conditions set forth in this
Agreement, each of the Stockholders agrees that he will not in any way disparage the Company or its current and former officers, directors and employees, verbally or in writing, or make any statements to the press or to third parties that may reasonably be derogatory or detrimental to the Company's good name or business reputation. Likewise, until
June 30, 2002 and subject to the terms and conditions set forth in this Agreement, the officers and directors (other than Amster) of the Company shall not make any derogatory or disparaging statements to the press or to any third parties about the Stockholders, verbally or in writing that may reasonably be detrimental to the reputation or credibility of the Stockholders. Nothing in this section shall preclude any party from responding truthfully to inquiries made in connection with any legal or governmental proceeding pursuant to subpoena or from making such other statements may be required by applicable law.

			(b)	Based on the information contained in the Schedule 13Ds,
the Company agrees
that it will not take the position that any of the shares of Common Stock held by the Stockholders as of the date of this
Agreement constitute Excess Common Stock (as defined in the Articles) as a result of the actions taken by the
Stockholders prior to the date of this Agreement and the execution, delivery and performance of this Agreement.







		Section 11.	Filings of Form 8-K and Schedule 13D.  The Company
agrees that it will file a
copy of this Agreement as an exhibit to a Current Report on Form 8-K by no later than two (2) business days after the date hereof. The Stockholders agree that they will file amendments with the Securities and Exchange Commission to their respective Schedule 13D to reflect the terms of this Agreement no later than two (2) business days after the date hereof.

		Section 12.	Proxy Supplement; Postponement of Annual Meeting.
Promptly after the date
hereof, the Company hereby agrees to mail additional proxy solicitation materials describing, among other things, the material terms of this Agreement (the "Proxy Supplement") to the Company's stockholders in compliance with applicable law. Amster hereby agrees to cooperate in timely providing true and correct information regarding Amster as may be required for inclusion in the Proxy Supplement. The Stockholders will have a reasonable opportunity to review and comment on the Proxy Supplement prior to its mailing. Subject to any requirements of applicable law, the parties hereby agree that the 2001 Meeting shall be postponed to a date that is at least 10, but no more than 25, days from the date the Proxy Supplement is first mailed to the Company's stockholders, it being understood that such mailing shall begin no later than five (5) business days after the date of this Agreement.

		Section 13.	Public Announcements.  The parties hereby agree to
jointly issue a press release in
the form attached hereto as Exhibit A by no later than one (1) business day after the date hereof. Other than the press release referred to in the preceding sentence or as contemplated in Sections 11 and 12, unless consented to by the other parties hereto or otherwise required by applicable law, each of the parties agrees not to make any public disclosure or public statement with respect to the matters covered by this Agreement.




















		Section 14.	Release of Claims.

			(a)	Upon the execution of this Agreement by all the parties
hereto, the Stockholders,
on their behalf and on behalf of each of their respective affiliates, associates, personal representatives, representatives,
executors, heirs, administrators, successors, assigns, spouses, partners, beneficiaries, employees, attorneys, advisors,
and agents (the "Stockholder Releasing Parties"), for good and sufficient consideration, the receipt of which is
acknowledged, release absolutely and forever discharge the Company and each of its predecessors, successors, assigns,
parents, subsidiaries, divisions, and affiliated companies, and each of their respective former, current, and future
officers, directors, owners, managers, employees, partners, associates, representatives, shareholders, attorneys,
advisors, and agents, and each of them (the "Company Released Parties"), from any and all actual or possible claims,
charges, damages, demands, debts, liabilities, losses, accounts, reckonings!
, obligations, suits, actions and causes of action of every kind and nature whatsoever, including but not limited to those
arising under contract, statute or common law, whether or not known or suspected at this time, which the Stockholder
Releasing Parties have, or ever had, owned or held, or hereafter can, shall or may have against the Company Released
Parties, based upon, arising out of, related to, or by reason of any cause, occurrence, event, act, fact, circumstance,
thing, statement or omission occurring on or before the date of this Agreement, including, but not limited to those
arising out of any event, occurrence, act, fact, circumstance, statement or omission that was in any way referenced in
the correspondence between the parties regarding the election of directors in
2001 or in Horizon Group Properties, Inc.
v. Robert M. Schwartzberg, John C. Loring, and Howard M. Amster, No. 01 C
29944, filed in the United States District
Court for the Northern District of Illino!
is (the "Chicago Suit").






















			(b)	Upon execution of this Agreement by all the parties
hereto, the Company, on its
own behalf and on behalf of each of its predecessors, successors, assigns, parents, subsidiaries, divisions, and affiliated
companies, and each of their respective former, current, and future officers, directors, owners, managers, employees,
partners, associates, representatives, shareholders, attorneys, advisors, and agents (the "Company Releasing Parties"),
for good and sufficient consideration, the receipt of which is acknowledged, release absolutely and forever discharge
the Stockholders and each of their respective affiliates, associates, personal representatives, representatives, executors,
heirs, administrators, successors, assigns, spouses, partners, beneficiaries, employees, attorneys, advisors, and agents
(the "Stockholder Released Parties") from any and all actual or possible claims, charges, damages, demands, debts,
liabilities, losses, accounts, reckonings, obligations, suits,!
 actions and causes of action of every kind and nature whatsoever, including but not limited to those arising under
contract, statute or common law, whether or not known or suspected at this time, which the Company Releasing Parties
have, or ever had, owned or held, or hereafter can, shall or may have against the Stockholder Released Parties, based
upon, arising out of, related to, or by reason of any cause, occurrence, event, act, fact, circumstance, thing, statement or
omission occurring on or before the date of this Agreement, including, but not limited to those arising out of any event,
occurrence, act, fact, circumstance, statement or omission that was in any way referenced in the correspondence
between the parties regarding the election of directors in 2001 or in the
Chicago Suit.

			(c)	Each of the Company Releasing Parties and the
Stockholder Releasing Parties
warrant that they have not assigned any alleged claim that is the subject of this release to any other person or entity, and they are not aware of any claim or potential claim other than those being released.

			(d)	This release and Agreement are not, and shall not be
construed to be, an admission
of any breach of duty, liability or other wrongdoing whatsoever by the Company Released Parties or the Stockholder
Released Parties, and neither the release nor the Agreement shall be offered or used as an admission or evidence of any
breach of duty, liability or other wrongdoing whatsoever.







			(e)	The Company Releasing Parties agree, as soon as
practicable after the date hereof,
to take all steps necessary to dismiss the Chicago Suit with prejudice as a result of a mutual settlement, with each party to bear its own costs. The Stockholder Releasing Parties hereby revoke any and all demands for the election of directors in 2001 previously delivered to the Company.

		Section 15.	Miscellaneous Provisions.

			(a)	Fees and Expenses.  Each party hereto agrees to bear its
own fees and expenses
relating to each of the matters referred to, contemplated by or the subject of this Agreement; provided, that the
Company agrees to reimburse Schwartzberg and Amster for up to one-half
(but not to exceed $65,000 and $15,000,
respectively) of their bona fide legal fees and expenses incurred in connection with such matters within three (3)
business days after (but in no event sooner than the second business day after the 2001 Meeting) presentation of
statements reflecting the same from Schwartzberg's and Amster's attorneys, respectively.

			(b)	Loring as Attorney.  Except as expressly provided
herein, nothing in this
Agreement shall be deemed to prevent Loring from representing or Advising as an attorney any of the parties to this Agreement in connection with matters pertaining to the Company.

			(c)	Amendment and Modification.  This Agreement may be
amended, modified and
supplemented only by written agreement of the Stockholders and the Company (approved by a Disinterested Majority of the Board).

			(d)	Notices.  All notices, requests, demands and other
communications required or
permitted shall be made in writing by hand-delivery, telecopier (with written confirmation) or air courier guaranteeing overnight delivery:

			(i)  If to the Stockholders, to:

			Howard M. Amster
			23811 Chagrin Boulevard
			Beechwood, Ohio 44122

			with a copy to:

			Ulmer & Berne LLP
			Ninth Floor, Bond Court Building
			1300 East Ninth Street, Suite 900
			Cleveland, Ohio  44114-1583
			Attention:  Robert A. Fein



	and  		John C. Loring
			700 West Irving Park
			Chicago, Illinois 60613

	and		Robert M. Schwartzberg
			5124 44th Street NW
			Washington, DC  20016

			with a copy to:

			Baker Botts LLP
			1299 Pennsylvania Avenue, N.W.
			Washington, D.C  20004-2400
			Attention:  Michael A. Gold


or to such other persons or addresses as the Stockholders shall reasonably furnish to the Company;

			(ii)  If to the Company, to:

			Horizon Group Properties, Inc.
			77 West Wacker Drive, Suite 4200
			Chicago, Illinois  60601
			Attention:  Gary J. Skoien


			with a copy to:

			Skadden, Arps, Slate, Meagher & Flom (Illinois)
			333 West Wacker Drive
			Chicago, Illinois  60606
			Attention:  Gary P. Cullen

or to such other persons or addresses as the Company shall reasonably furnish to the Stockholders in writing.

		All such notices, requests, demands and other communications shall be deemed to have been duly given; at the time delivered by hand, if personally delivered; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

			(e)	Severability.  Whenever possible, each provision of this
Agreement shall be
interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement is
held to be prohibited by or invalid under applicable law,
such provision shall fail to be in effect only to the extent of such prohibition or invalidity, without invalidating the remainder of this
Agreement or of any such provision.





			(f)	Assignment.  This Agreement and all of the provisions
hereof shall be binding
upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but except as
otherwise provided for or permitted herein neither this Agreement nor any of the rights, interests or obligations
hereunder shall be assigned by any party hereto without the prior written consent of the other party.

			(g)	Governing Law.  This Agreement and the legal relations
among the parties hereto
shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to its conflicts of law doctrine.

			(h)	Jurisdiction and Venue.  Each of the Company and the
Stockholders hereby agree
that any proceeding relating to this Agreement shall be brought in the State of Illinois.  Each of the Company and the
Stockholders hereby consents to personal jurisdiction in
any such action brought in any such Illinois court, consents to service of process by registered mail made upon such party and such party's agent and waives any objection to venue in
any such Illinois court or to any claim that any such Illinois court is an inconvenient forum.

			(i)	Counterparts.  This Agreement may be executed
simultaneously in two or more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

			(j)	Headings.  The headings of the Sections of this
Agreement are inserted for
convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

			(k)	Entire Agreement.  This Agreement sets forth the entire
agreement and
understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior
agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or
written, relating to the subject matter hereof.













			(l)	Specific Performance.  Each of the parties hereto
recognizes and acknowledges that
a breach by a party of any covenants or agreements contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore each of the parties hereto agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and preliminary and permanent injuctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

			(m)	Third Parties.  Nothing herein expressed or implied is
intended or shall be
construed to confer upon or give to any person or corporation, other than the parties hereto and their successors or
assigns, any rights or remedies under or by reason of this Agreement;
provided, however, it is specifically agreed that
each of the Released Parties of the Company and the Stockholders
are deemed to be direct third party beneficiaries of
Section 14 of this Agreement and each of them shall be entitled to the benefits of, and be permitted to enforce, the
provisions of Section 14 as if they were a party to this Agreement.

			(n)	Further Assurances.  Each Stockholder shall, upon
request of the Company,
execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Company to be necessary or desirable to carry out the provisions hereof including but not limited to documents and actions necessary or desirable to vest the power to vote such Stockholder's shares of Common Stock as contemplated by this Agreement.




















		IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as
of the day and year first above written.


						HORIZON GROUP PROPERTIES, INC.


						By:_____________________________
						Name: __________________________
						Title: _________________________





						HOWARD M. AMSTER




						JOHN C. LORING




						ROBERT M. SCHWARTZBERG